Filed by Consolidated Papers, Inc.
                                       Pursuant to Rule 425 under the Securities
                           Act of 1933 and deemed filed pursuant to Rule 14-a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company: Consolidated Papers, Inc.
                                                  Commission File No.: 001-11359

            [Press Release by Consolidated Papers on April 10, 2000]

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in Consolidated Papers' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. Consolidated Papers does not undertake any obligations to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction between Stora Enso and Consolidated Papers, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Stora Enso and Consolidated Papers. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Stora Enso and Consolidated Papers at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Consolidated Papers by contacting Consolidated Papers, Attn: Tim Laatsch, Corporate Communications, 231 First Avenue North, Wisconsin Rapids, Wisconsin, 52295-8050 and/or Stora Enso, Attn: Maija Harso, Investor Relations, Kahavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland.

Consolidated Papers, its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

For Additional Information:

Jukka Harmala, CEO of Stora Enso, tel. +358 2046 21404
Esko Makelainen, SEVP, Accounting and Legal Affairs, tel. +358 2046 21450 Ingvar Peterson, SEVP, Chief Financial Officer, tel. +46 8 613 6600
Scott Deitz, Director of Public Affairs, tel. +715 422 1521

www.storaenso.com
www.storaenso.com/investors
www.consolidatedpapers.com

--------------------------------------------------------------------------------

                                               Consolidated Papers, Inc.
                                               P.O. Box 8050
                                               Wisconsin Rapids, WI 54495-8050
                                               http://www.consolidatedpapers.com


CONSOLIDATED                                   NEWS RELEASE
--------------------------------------------------------------------------------
                                                      Public Affairs Department
                                                      Tim Laatsch
                                                      Phone: (715) 422-4023 or
                                                      Scott Deitz
                                                      Phone:  (715) 422-1521
FOR IMMEDIATE RELEASE                                 April 10, 2000


CONSOLIDATED PAPERS, INC. ANNOUNCES IMPROVED EARNINGS DURING FIRST QUARTER 2000;
--------------------------------------------------------------------------------
        RESULTS MARK THE THIRD CONSECUTIVE QUARTER OF INCREASED EARNINGS
        ----------------------------------------------------------------


         WISCONSIN RAPIDS, Wis. - Consolidated Papers, Inc. (NYSE: CDP) today reported first quarter 2000 earnings of $25,271,000, or 28 cents per share. This compares with first quarter 1999 earnings of $13,970,000, or 15 cents per share, and fourth quarter 1999 earnings of $22,584,000, or 25 cents per share.

         Gorton M. Evans, president and chief executive officer, and George W. Mead, chairman of the board, said improvements in both demand and selling prices for the company's coated and supercalendered printing papers and a corporate wide cost reduction initiative contributed to the earnings increase. The company's operating rates showed improvement during the quarter, although overall productivity and profitability were less than planned, particularly during the first two months of the period. First quarter earnings were also negatively affected by increased pulp prices.

         Both  the   improvement   in  earnings   and  a  reduction  in  capital
expenditures allowed the company to reduce debt by almost $30 million during the quarter.

                                     (MORE)

         Consolidated's first quarter 2000 sales totaled $483,459,000, compared with $459,233,000 in first quarter 1999 and $473,012,000 in fourth quarter 1999. The company's total shipments for the quarter just ended were 552,904 tons, compared with 524,216 tons during the same period last year and 541,771 tons in the fourth quarter last year.

         Consolidated's primary product is coated and supercalendered printing papers for magazines, brochures, corporate annual reports, advertising inserts and catalogs. Total shipments of these papers were up 7% compared with first quarter 1999 and up 1% compared with fourth quarter 1999.

         Shipments of heavier-weight groundwood-free coated printing paper were up 3% compared with the first quarter of 1999 and down 2% compared with the last quarter of 1999. Groundwood-free operations ran at 93% of available capacity during the quarter, compared with 89% during the first quarter of 1999 and 91% during the fourth quarter last year.

         Shipments of lighter-weight groundwood coated printing paper grades were up 8% compared with first quarter 1999 and up 4% compared with the final quarter last year. The combined operating rate of the mills that produce lightweight coated groundwood printing papers was 98% during first quarter 2000, compared with 95% during the same quarter in 1999 and 94% during fourth quarter 1999.

                                     (MORE)

         Shipments of supercalendered printing papers were up 15% during first quarter 2000 compared with the first quarter of last year but down 4% compared with the fourth quarter last year. The operating rate at this mill was 100% of available capacity, as it was for both the first and fourth quarters of 1999.

         Due to improvements in orders, Consolidated's specialty paper shipments were up 14% during the first quarter of 2000 compared with the first quarter of 1999 and up 15% compared with the fourth quarter of last year. The operating rate of the mill that makes these papers for product packaging, bar code labels and pressure sensitive papers was 85%, compared with 79% during first quarter 1999 and 76% during fourth quarter 1999.

         Shipments of paperboard products were stable, and shipments of recycled fiber made from office scrap paper increased during the period.

         On February 22, 2000, Consolidated Papers announced its agreement to be acquired by Stora Enso Oyj, Helsinki, Finland. Stora Enso is one of the world's leading forest industry companies. The transaction has been unanimously approved by the boards of directors of both companies. The completion of the sale, which is subject to regulatory approval and the approval of shareholders of both companies, is expected to occur in August or September 2000.

         Consolidated   Papers   will  hold  its  regular   annual   meeting  of
shareholders on Wednesday, June 14, at 2 p.m., at the Hotel Mead in Wisconsin Rapids, Wisconsin. This


                                     (MORE)
meeting will not consider approval of the merger. A separate proxy statement/prospectus with respect to the merger will be mailed to shareholders most likely in June or July of this year which will provide detailed information concerning the merger.

                        CONSOLIDATED PAPERS, INC. PROFILE

         Consolidated Papers, Inc. is North America's largest producer of coated and supercalendered printing papers for the printing and publishing industries. In addition, the company is the leading producer of coated specialty papers and manufactures paperboard and paperboard products. Consolidated also produces elemental chlorine-free kraft pulp from virgin wood fiber for its own use and recycled pulp from printed, preconsumer and postconsumer scrap paper.

         Consolidated employs approximately 6,800 people. The company is headquartered in Wisconsin Rapids, Wisconsin, and operates manufacturing facilities in Biron, Kimberly, Niagara, Stevens Point, Whiting and Wisconsin Rapids, Wisconsin, as well as in Duluth, Minnesota.

         Consolidated owns and manages nearly 700,000 acres of forestland in Wisconsin, Michigan, Minnesota, and Ontario, Canada. The company obtains the fiber required for its papermaking operations from these renewable forests; from private, national, state and county forests; and from sawmill byproducts and recycled scrap paper.

         To learn more about Consolidated, visit the company's Web site at http://www.consolidatedpapers.com.

Tabular summaries follow.

                                     (MORE)


CONSOLIDATED BALANCE SHEETS                                        Consolidated Papers, Inc. and Subsidiaries


                                                                                          As of
                                                                      ---------------------------------------------
                                                                       March 31         March 31        December 31
                                                                         2000             1999            1999
(Dollars in thousands)                                                (Unaudited)      (Unaudited)
-------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                             $     9,475    $     7,012    $     6,201
Receivables (net of reserves of $5,852 as of March 31, 2000,
    $6,626 as of March 31, 1999 and $6,002 as of December 31, 1999)       137,217        162,071        127,801
Inventories
    Finished stock                                                         80,816         81,996         68,972
    Unfinished stock                                                        5,858          7,649          8,301
    Raw materials and supplies                                             96,728        103,597         91,348
-------------------------------------------------------------------------------------------------------------------
          Total inventories                                               183,402        193,242        168,621
-------------------------------------------------------------------------------------------------------------------
Prepaid expenses                                                           33,545         41,262         32,905
-------------------------------------------------------------------------------------------------------------------
    Total current assets                                                  363,639        403,587        335,528
-------------------------------------------------------------------------------------------------------------------
Investments and other assets                                               61,890         60,068         61,879
Restricted cash related to leases                                         438,877        429,609        443,844
Goodwill                                                                  128,313        137,953        130,593

PLANT AND EQUIPMENT
Buildings, machinery and equipment                                      3,657,522      3,544,095      3,632,547
    Less: Accumulated depreciation                                      1,230,408      1,094,092      1,185,061
-------------------------------------------------------------------------------------------------------------------
                                                                        2,427,114      2,450,003      2,447,486
Land and timberlands                                                       42,100         41,063         42,129
Capital additions in process                                               67,020        118,735         64,714
-------------------------------------------------------------------------------------------------------------------
    Total plant and equipment                                           2,536,234      2,609,801      2,554,329
-------------------------------------------------------------------------------------------------------------------
                                                                      $ 3,528,953    $ 3,641,018    $ 3,526,173
===================================================================================================================
CURRENT LIABILITIES
Current portion of long-term debt                                     $    85,000    $      --      $    85,284
Accounts payable
                                                                          115,825         90,476        103,564
Other                                                                     131,036        147,195        122,412
-------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                             331,861        237,671        311,260
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                                            772,721      1,052,193        802,000
Capital lease obligations                                                 461,511        455,210        467,804
Deferred income taxes                                                     397,029        355,235        390,991
Postretirement benefits                                                   170,285        152,910        167,118
Other noncurrent liabilities                                               30,537         32,657         32,870

SHAREHOLDERS' INVESTMENT
Preferred stock, authorized and unissued 15,000,000 shares                   --             --             --
Common stock, shares issued 91,263,171 as of March 31, 2000,
    90,896,802 as of March 31, 1999 and 91,140,982 as of
    December 31, 1999                                                      91,263         90,897         91,141
Capital in excess of par value                                             74,582         64,907         71,390
Accumulated other comprehensive income                                     (2,754)        (2,658)        (2,745)
Treasury stock, at cost, 213,977 shares as of March 31, 2000,
     307,025 shares as of March 31, 1999 and 304,025 shares as of
     December 31, 1999                                                     (4,800)        (7,168)        (7,093)
Reinvested earnings                                                     1,206,718      1,209,164      1,201,437
-------------------------------------------------------------------------------------------------------------------
    Total shareholders' investment                                      1,365,009      1,355,142      1,354,130
-------------------------------------------------------------------------------------------------------------------
                                                                      $ 3,528,953    $ 3,641,018    $ 3,526,173
===================================================================================================================






CONSOLIDATED STATEMENTS OF INCOME                                       Consolidated Papers, Inc. and Subsidiaries

                                                                                     Three months ended
                                                                      -----------------------------------------------
                                                                                March 31              December 31
                                                                      -----------------------------------------------
(Dollars in thousands, except per share data - unaudited)                   2000          1999           1999
-------------------------------------------------------------------------------------------------------------------
Net sales                                                             $    483,459   $    459,233   $    473,012
Cost of goods sold                                                         403,600        398,056        395,487
    Gross profit                                                            79,859         61,177         77,525
Selling, general and administrative expenses                                26,241         25,155         26,063
-------------------------------------------------------------------------------------------------------------------
    Income from operations                                                  53,618         36,022         51,462
-------------------------------------------------------------------------------------------------------------------
Interest expense                                                           (20,501)       (21,051)       (21,252)
Interest income                                                              7,024          6,045          6,343
Miscellaneous, net                                                           1,287          2,268          1,088
-------------------------------------------------------------------------------------------------------------------
    Total other income (expense), net                                      (12,190)       (12,738)       (13,821)
-------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                                     41,428        23,284         37,641
Provision for income taxes                                                   16,157         9,314         15,057
-------------------------------------------------------------------------------------------------------------------
Net income                                                            $     25,271   $     13,970   $     22,584
===================================================================================================================
Net income per share - basic                                          $       0.28   $       0.15   $       0.25
===================================================================================================================
Net income per share - diluted                                        $       0.28   $       0.15   $       0.25
===================================================================================================================
Average number of common shares outstanding                             90,909,365     90,422,797     90,801,101
-------------------------------------------------------------------------------------------------------------------






CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS


                                                                                      Three months ended
                                                                      ---------------------------------------------
                                                                                March 31            December 31
                                                                      ---------------------------------------------
(Dollars in thousands - unaudited)                                        2000           1999          1999
-------------------------------------------------------------------------------------------------------------------
Balance beginning of period                                           $ 1,201,437    $ 1,215,091    $ 1,198,823
Add:  Net income                                                           25,271         13,970         22,584
Deduct:  Cash dividends                                                   (19,990)       (19,897)       (19,970)
-------------------------------------------------------------------------------------------------------------------
Balance end of period                                                 $ 1,206,718    $ 1,209,164    $ 1,201,437
===================================================================================================================


SHIPMENTS IN TONS


                                                                                      Three months ended
                                                                      --------------------------------------------
                                                                            March 31               December 31
                                                                        2000           1999           1999
-------------------------------------------------------------------------------------------------------------------
Printing papers                                                       498,170        465,918        493,517
Specialty papers                                                       38,295         33,547         33,403
Paperboard                                                                758            931          1,135
Paperboard products                                                     7,066          7,057          6,970
Corrugated products                                                        --          9,092            --
Recycled pulp                                                           8,615          7,671          6,746
-------------------------------------------------------------------------------------------------------------------
    Total                                                             552,904        524,216        541,771
====================================================================================================================



CONSOLIDATED STATEMENTS OF CASH FLOWS                         Consolidated Papers, Inc. and Subsidiaries


                                                                     Three months ended March 31
                                                                     ---------------------------
(Dollars in thousands - unaudited)                                       2000            1999
------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                             $ 25,271    $ 13,970
Depreciation and depletion                                               47,956      47,628
Amortization of goodwill and intangibles                                  2,388       2,366
Debt premium amortization                                                  --          (898)
Deferred income taxes                                                     6,104       5,662
Earnings of affiliates                                                     (686)       (952)
(Increase) decrease in current assets, other than cash and cash         (24,837)    (11,598)
equivalents
Increase (decrease) in current liabilities, other than current
     portion of long-term debt                                           20,819      14,710
Increase (decrease) in postretirement benefits                            3,167       4,402
Increase (decrease) in other noncurrent liabilities                      (2,333)      1,241
------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                           77,849      76,531
------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                    (29,861)    (56,109)
Other                                                                      (768)     (1,441)
------------------------------------------------------------------------------------------------
     Net cash (used in) investing activities                            (30,629)    (57,550)
------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends                                                          (19,990)    (19,897)
Repayment of long-term debt                                                --       (19,473)
Net borrowings under lines of credit, revolvers and commercial paper    (29,563)     18,000
Other                                                                     5,607       6,171
------------------------------------------------------------------------------------------------
     Net cash (used in) financing activities                            (43,946)    (15,199)
------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      3,274       3,782
Cash and cash equivalents - beginning of period                           6,201       3,230
------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                              $  9,475    $  7,012
================================================================================================
Cash paid during the period for:
    Interest                                                           $ 12,840    $ 13,197
    Income taxes                                                            340       4,561
================================================================================================



NOTES TO FINANCIAL STATEMENTS

1. Reference is made to the Notes to Financial Statements that appear in the 1999 Annual Report.

     The basic principles of those notes are pertinent to these statements.


                                      ###